UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 12th Floor
New York, NY 10022
(646) 532-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) o (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants to acquire an additional 32,737,278 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.66% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) o (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 6 amends the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources LLC (“Electrum Strategic”) on February 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010, Amendment No. 3 to the Schedule 13D filed on December 5, 2011, Amendment No. 4 to the Schedule 13D filed on January 9, 2012 and Amendment No. 5 to the Schedule 13D filed on February 15, 2012, with respect to the common shares (the “Common Shares”) of NovaGold Resources Inc. (the “Issuer”).  The purpose of this Amendment No. 6 is to report the intention of Electrum Strategic to exercise warrants to purchase 32,737,278 Common Shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a)   This Statement is being filed by Electrum Strategic and The Electrum Group (the “Electrum Group” and together with Electrum Strategic, the "Reporting Persons"). Schedule A attached hereto sets forth information regarding persons referred to in Instruction C of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The CDN$48,418,434.16 to be used to effect the warrant exercise described in Item 4 below will be provided to Electrum Strategic by GRAT Holdings LLC, which indirectly principally owns Electrum Strategic.

Item 4.  Purpose of Transaction

Electrum Strategic intends to exercise all of the warrants of the Issuer it holds pursuant to which Electrum Strategic will acquire 32,737,278 Common Shares.  Electrum Strategic expects to effect such exercise prior to the effective date of the Issuer’s Plan of Arrangement in connection with its spin-out of its wholly-owned subsidiary, NovaCopper Inc., which is expected to become effective on or about April 30, 2012 and, in all events, intends to effect such exercise prior to January 21, 2013, the expiration date of the warrants.  In that regard, Electrum intends to immediately seek the regulatory approvals necessary to enable Electrum to increase its ownership of Common Shares in connection with the intended warrant exercise.

Electrum Strategic acquired the Common Shares reported herein for investment purposes and Electrum Strategic and/or one or more of its affiliates may, depending on market and other conditions, increase or decrease its beneficial ownership of Common Shares or other securities of the issuer whether in the open market, by privately negotiated agreement or otherwise.

Other than as set forth in this Item 4, the Reporting Persons currently have no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(e) are hereby amended and restated as follows:

(a) As of March 19, 2012, Electrum Strategic beneficially owns 85,969,479 Common Shares, consisting of 53,232,201 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 32,737,278 Common Shares. Based upon 278,035,356 Common Shares outstanding as of the date hereof, Electrum Strategic beneficially owns 27.66% of the Issuer's Common Shares.  On March 19, 2012, The Electrum Group ceased to provide discretionary investment advisory services to Electrum Strategic Resources and, accordingly, no longer is deemed to beneficially own Common Shares of the Issuer.

(b) The Investment Committee of Electrum Strategic retains the power to vote and dispose of Common Shares held by Electrum Strategic.  Accordingly, Electrum Strategic is deemed to have voting and dispositive power over the Common Shares described in Item 5(a).  On March 19, 2012, The Electrum Group ceased to provide discretionary investment advisory services to Electrum Strategic Resources and, accordingly, no longer is deemed to beneficially own Common Shares of the Issuer.

(e) On March 19, 2012, The Electrum Group ceased to provide discretionary investment advisory services to Electrum Strategic Resources and, accordingly, no longer is deemed to beneficially own Common Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Chief Executive Officer

THE ELECTRUM GROUP LLC

/s/ Michael Williams
By: Michael Williams
Title: Authorized Person

Schedule A

Electrum Strategic Resources LLC

William Natbony is the Chief Executive Officer of Electrum Strategic.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

The Investment Committee of Electrum Strategic is comprised of Mr. Natbony, Amelia J. Zoler and Lillian Saldanha.  The principal business address of each of Ms. Zoler and Ms. Saldanha is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Ms. Zoler’s principal business is as Vice-Chairman and Chief Financial Officer of Tigris Group Inc.  Ms. Saldanha’s principal business is as an employee of Tigris Group Inc.

ElectrumStrat Holdings LLC (“Holdings”), a Delaware limited liability company with an address of 535 Madison, 12th Floor, New York, NY 10022, is the owner of Electrum Strategic.  Holdings is in the business of investing.  Mr. Natbony is the manager and sole officer of Holdings.  GRAT Holdings LLC, a Delaware limited liability company with an address of 535 Madison Avenue, 12th Floor, New York, NY 10022 indirectly wholly owns Holdings.  Mr. Natbony is the manager and sole officer of GRAT Holdings LLC.  GRAT Holdings LLC is in the business of investing.